CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

March 16, 2010

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS-ROCA MINES DRILLING INTERSECTS

1,886 g/t SILVER AND 6.18 g/t GOLD OVER 3.11 m

Vancouver, BC – March 16, 2010 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased announce that it has received additional assay results from Roca Mines Inc. (“Roca”) concerning two additional drill holes of a five hole program on the Nuevo Milenio epithermal silver-gold project. The program continues to demonstrate high silver and gold grades with significant intervals over sizeable distances.  Please refer to the Cream news release of March 2, 2010 for a project description and details of the first two drill holes.

Highlights:

•

Drillhole NM-10-04 intersected 4.55 m (2.92 m estimated true width “ETW”) averaging 1,299 g/t Ag and 4.27 g/t Au, including 3.11 m (2.00 m ETW) grading 1,886 g/t Ag and 6.18 g/t Au, and including 1.05 m (0.67 m ETW) grading 4,712 g/t Ag and 15.54 g/t Au.

•

Drillhole NM-10-03 intersected 9.84 m (6.96 m ETW) averaging 31.6 g/t Ag and 0.942 g/t Au, including 0.88 m (0.62 m ETW) grading 76.8 g/t Ag and 3.778 g/t Au.

•

Drill core recoveries continue to exceed 90%, with lower recoveries occurring over narrow clay-gouge intervals; and

•

Drillholes NM-10-01 to NM-10-04 have tested the Dos Hornos - Veta Tomas vein system over a strike length of approximately 850m, with hole spacing from 225 metres to 380 metres - previous work outlined the zone over a minimum strike length of 1,300 metres and it remains open to the north, south and down dip; and,

•

Numerous other areas of interest on the property are yet to be explored, including a large circular area on strike to the Northeast that is covered by a silica cap.

The following tables compare and summarize previous sample intervals and assays with those from twinned drillholes NM-10-03 and NM-10-04 (2010) by Roca.

Table 1. Comparison of DDH-06-20 and Twin NM-10-03 (Veta Tomas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-20-06	148.80	160.80	12.00	110.4	1.183
NM-10-03	155.49	165.33	9.84	31.6	0.942

Table 2.  Comparison of DDH-07-23 and Twin NM-10-04 (Veta Tomas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-07-23	78.60	84.60	6.00	525.7	1.706
NM-10-04	82.35	86.90	4.55	1299	4.27
Including	82.35	85.46	3.11	1886	6.18

Additional results are pending for these drillholes.

Drillhole NM-10-05, (twin of DDH-06-03) has also been completed at the central part of the Once Bocas zone. Previous work there identified a broad band of discrete quartz veining, sheeted quartz veinlets and stockwork mineralization enveloped by moderately to intensely clay-altered volcanic rocks.  Assays are pending for this drillhole.

All diamond drilling for the program has been carried out by Falcon Perforaciones Mexico, S.A. de C.V.  All assaying is being conducted by ACME Analytical Laboratories of Vancouver, BC. Samples are analyzed for 36 elements using four-acid digestion ICP-ES and for gold and silver using fire assay fusion with ICP-ES finish. Over-limits for gold and silver are re-assayed using a gravimetric finish.

Bob Lane, P.Geo, is the NI 43-101 qualified person responsible for the supervision of the drilling and sampling program and the preparation of this news release.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.